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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________________________March 2004

BROCKTON CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Form 51-901F Part A, Quarterly and Year-End Report

    Third Fiscal Quarter Ended 1/31/2004 Financial Statements, dated 3/4/2004

2.  Form 51-901F Part B, Quarterly and Year-End Report

    Third Fiscal Quarter Ended 1/31/2004 Financial Statements, dated 3/4/2004

3.  June 11th Press Release

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

BRITISH COLUMBIA		QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

		X		Schedule A

Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT
YY/MM/DD
BROCKTON CAPITAL CORP.	January 31, 2004			04/03/30

ISSUER’S ADDRESS				750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	604-689-0188
CONTACT PERSON	CONTACT’S POSITION			CONTACT TELEPHONE NO.

Kevin Hanson	Director			604-689-0188
CONTACT E-MAIL ADDRESS		WEB SITE ADDRESS

amishan@telus.net		N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Terry Amisano”		TERRY AMISANO		04/03/30
DATE SIGNED
DIRECTOR’S SIGNATURE		PRINT FULL NAME		YY/MM/DD

“Kevin Hanson”		KEVIN HANSON		04/03/30
DATE SIGNED
DIRECTOR’S SIGNATURE		PRINT FULL NAME		YY/MM/DD

(Electronic signatures should be entered in “quotations”)

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

January 31, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM BALANCE SHEETS

January 31, 2004 and April 30, 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	January 31,	April 30,
ASSETS	2004	2003
Current
Cash and cash equivalents	$ 74,467	$ 187,149
Amounts receivable	7,288	7,377
Prepaid expenses	-	9,700
Notes and accrued interest receivable – Note 4	109,133	72,250

	190,888	276,476
Deferred investment expenses – Note 4	67,330	37,448

	$ 258,218	$ 313,924

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 3	$ 22,492	$ 20,381

SHAREHOLDERS’ EQUITY
Share capital – Notes 2 and 4	371,592	371,592
Deficit	(135,866)	(78,049)

	235,726	293,543

	$ 258,218	$ 313,924

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

for the three and nine months ended January 31, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	January 31,		January 31,
	2004	2003	2004	2003
General and Administrative Expenses
Accounting, audit and legal fees – Note 3	$ 24,837	$ 5,653	$ 32,344	$ 10,833
Consulting fees	1,250	-	1,250	-
Equipment rental – Note 3	1,500	1,500	4,500	4,500
Filing fees	300	3,500	3,188	5,170
Interest and bank charges	58	56	231	212
Investor relations	3,251	1,170	6,339	1,170
Office and miscellaneous – Note 3	750	1,862	2,251	3,980
Promotion	192	-	1,002	-
Rent – Note 3	2,250	2,250	6,750	6,750
Transfer agent	2,408	754	6,782	2,619
Travel	-	3,321	1,729	4,529

Loss before other item	(36,796)	(20,066)	(66,366)	(39,763)
Other item
Interest income	3,188	3,167	8,549	8,130

Net loss for the period	$ (33,608)	$ (16,899)	$ (57,817)	$ (31,633)

Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

INTERIM STATEMENTS OF CASH FLOWS

for the three and nine months ended January 31, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	January 31,		January 31,
	2004	2003	2004	2003
Operating Activities
Net loss for the period	$(33,608)	$ 16,899)	$(57,817)	$(31,633)
Changes in non-cash working capital items related to operations:
Amounts receivable	(2,729)	(1,026)	89	(1,153)
Prepaid expenses	956	807	9,700	(275)
Accounts payable and accrued liabilities	6,735	2,040	2,111	(4,453)

	(28,646)	(15,078)	(45,917)	(37,514)

Investing Activities
Advance on investment	-	-	-	(25,000)
Notes and accrued interest receivable	(2,421)	(36,439)	(36,883)	(61,439)
Deferred investment expenses	(10,000)	-	(29,882)	-

	(12,421)	(36,439)	(66,765)	(86,439)

Decrease in cash during the period	( (41,067)	(51,517)	(112,682)	(123,953)

Cash and cash equivalents, beginning of period	115,534	272,079	187,149	344,515

Cash and cash equivalents, end of the period	$ 74,467	$ 220,562	$ 74,467	$ 220,562

Cash and cash equivalents consist of:
Cash	$ 6,191	$ 15,562	$ 6,191	$ 15,562
Term deposits	68,276	205,000	68,276	205,000

	$ 74,467	$ 220,562	$ 74,467	$ 220,562

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to January 31, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

			Retained
			Earnings
			(Deficit)
			Accumulated
	Common Stock		during the
	Number of		Development
	Shares	Amount	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -

Net income for the period	-	-	737	737

Balance, April 30, 2000	-	-	737	737

Cash received from share issuances at $0.075 per share	2,250,000	168,750	-	168,750
Net income for the year	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	2,034	170,784

Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	275,625
Less share issue costs	-	(72,783)	-	(72,783)

Net loss for the year	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	(32,276)	339,316

Net loss for the year	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	(78,049)	293,543

Net loss for the period	-	-	(57,817)	(57,817)

Balance, January 31, 2004	4,087,500	$ 371,592	$ (135,866)	$ 235,726

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

January 31, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  These interim financial statements follow the same accounting policies and methods of their application as the April 30, 2003 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2003 annual financial statements.

Note 2

Share Capital – Note 4

a) Authorized:
100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Common shares issued:	Number	$
Balance, April 30, 2001	2,250,000	168,750
For cash
Initial public offering – at $0.15	1,750,000	262,500
Less: share issue costs		(72,783)

Agent’s share purchase options – at $0.15	87,500	13,125

Balance, April 30, 2002, 2003 and January 31, 2004	4,087,500	371,592

Share issue costs consist of the following:
Commission		$ 26,250
Brokerage fees		7,000
Legal fees		30,433
Filing fees		6,500
Other		2,600

		$ 72,783

Note 2

Share Capital – Note 4 – (cont’d)

c)

Escrow Shares:

At January 31, 2004, there were 2,250,000 common shares held in escrow.  Subject to Section 11(5) of Policy 2.4 of the TSX Venture Exchange (the “TSX”), following the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the TSX, shares of the escrow shares will be released pro rata to the shareholders as follows:

a)

10% following the completion of the Qualifying Transaction;

b)

15% six months following the initial release;

c)

15% twelve months following the initial release;

d)

15% eighteen months following the initial release;

e)

15% twenty four months following the initial release;

f)

15% thirty months following the initial release;

g)

15% thirty six months following the initial release

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Detail of stock options for the interim period is as follows:

	Nine months ended January 31,
	2004		2003
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable at beginning of period	302,500	$0.15	487,500	$0.15
Granted *	105,000	0.19	-	-

Options outstanding and exercisable at end of period	407,500	$0.16	487,500	$0.15

*

Subject to regulatory approval.

Note 2

Share Capital – Note 4 – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

At January 31, 2004, directors and officers of the Company held the 407,500 common share purchase options outstanding. Each option entitles the holder to purchase one share as follows:

Number	Price	Expiry
302,500	$0.15	August 28, 2006
105,000	$0.19	May 14, 2008

407,500

The compensation charge associated with the options granted during the nine months ended January 31, 2004 in the amount of $9,947 is not recognized in the financial statements, but included in the pro-forma amounts below.  The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Dividend yield

0.0%

Expected volatility

20.1%

Risk-free interest rate

3.0%

Expected term in years

5

Had the fair value method been used for those options issued, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

Nine months ended
January 31, 2004
Net loss As reported	$ (57,817)
Pro-forma	$ (67,764)
Basic and diluted loss per share As reported	$ (0.01)
Pro-forma	$ (0.02)

Note 3

Related Party Transactions

During the interim period, the Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Nine months ended
	January 31,
	2004	2002
Accounting fees	$ 13,009	$ 4,180
Equipment rental	4,500	4,500
Office supplies	2,250	2,250
Rent	6,750	6,750

	$ 26,509	$ 17,680

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At January 31, 2004, accounts payable and accrued liabilities include $1,500 due to a partnership controlled by two directors of the Company.

Note 4

Commitments – Note 2

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003, the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”), in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  A finders fee will be payable upon closing of the transaction.  The entire transaction is subject to regulatory approval.  This transaction will be accounted for by the purchase method, as a reverse take-over.

The Company has advanced a total of $99,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand.  The principal and interest is due and payable on the earlier of the closing of the formal agreement or the date the Letter of Intent is terminated by the parties.  Accrued interest to January 31, 2004 is $9,853.

Note 4

Commitments – Note 2 – (cont’d)

The Company has incurred acquisition related expenses totalling $67,330 (included as deferred investment expenses).  Deferred expenses are comprised of the following:

Filing fees	$ 3,500
Legal fees	30,351
Miscellaneous expense	10,979
Sponsorship fees	22,500

$ 67,330

Also in connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000.  The agent will be entitled to a commission of 4 to 10% of the offering and an agent’s warrant equal to an amount up to 15% of the total offering exercisable for two years.  The price per share and price per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation (“Pocketop”), in consideration for 500,000 common shares of the Cyberhand, which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition referred to above. Pocketop, a Canadian company, is developing innovations in the portable PDA market.  Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company.  Cyberhand has agreed to assume notes payable of $380,000 in exchange for a note receivable from Pocketop secured by a general security assignment over all of the assets of Pocketop including intellectual property. The proposed acquisition is subject to shareholder and regulatory approval.

BRITISH COLUMBIA		QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

Schedule A

		X		Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT
YY/MM/DD
BROCKTON CAPITAL CORP.	January 31, 2004			04/03/30

ISSUER’S ADDRESS				750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	604-689-0188
CONTACT PERSON	CONTACT’S POSITION			CONTACT TELEPHONE NO.

Kevin Hanson	Director			604-689-0188
CONTACT E-MAIL ADDRESS		WEB SITE ADDRESS

amishan@telus.net		N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Terry Amisano”		TERRY AMISANO		04/03/30
DATE SIGNED
DIRECTOR’S SIGNATURE		PRINT FULL NAME		YY/MM/DD

“Kevin Hanson”		KEVIN HANSON		04/03/30
DATE SIGNED
DIRECTOR’S SIGNATURE		PRINT FULL NAME		YY/MM/DD

(Electronic signatures should be entered in “quotations”)

BROCKTON CAPITAL CORP.

QUARTERLY REPORT – FORM 51

for the nine months ended January 31, 2004

Schedule A:

Financial Information

–

See financial information attached

Schedule B:

Supplementary Information

1.

Analysis of expenses and deferred costs:

–

See financial information attached

2.

Related party transactions:

–

See Note 3 to the financial statements

3.

Summary of securities issued and options granted during the period:

(a)

Summary of securities issued during the period:  Nil

(b)

Summary of options granted during the year:  Nil

4.

Summary of securities as at the end of the reporting period

a)

Authorized

–

See Note 2 to the financial statements

b)

Number and recorded value of shares issued and outstanding

–

See Note 2 to the financial statements

c)

Summary of options, warrants and convertible securities outstanding.

–

See Note 2 to the financial statements

d)

Total number of shares in escrow

–

See Note 2 to the financial statements

5.

List of Directors and Officers:

Kevin Hanson, President, CEO and Director

Terry Amisano, Director

Brad Kitchen, Director

Brian Hanson, CFO and Secretary

Schedule C:

Management Discussion

–

See attached

BROCKTON CAPITAL CORP.

QUARTERLY REPORT - FORM 51

for the nine months ended January 31, 2004

Schedule C:

Management Discussion

During the fiscal years ended April 30, 2003, the Company’s activity was primarily related to the completion of the Company’s initial public offering, including listing the Company for trading as a Capital Pool Company on the TSX Venture Exchange (“TSX”), formerly the Canadian Venture Exchange.  Effective August 1, 2001, the Company completed its initial public offering, having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share.  On August 27, 2001, the common shares of the Company were listed for trading on the TSX.  On August 28, 2003, trading in the shares of the Company were suspended as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.

The Company’s principle business since its listing on the TSX on August 27, 2001, has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX.  The Company was required to complete an acquisition on or before March 31, 2003.

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”) in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  A finders fee will be payable upon closing of this transaction.  The transaction was approved on December 12, 2003 by the shareholders, but is subject to completion of financing and further regulatory approval.  On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which is the completion of a private placement of a minimum $1,600,000.  The Company is currently working on completion of this financing and responding to the other conditions.

As at January 31, 2004, the Company had advanced $99,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and are secured by general security agreements on the assets of Cyberhand.  The principal and interest is due and payable on the earlier of the closing of the formal agreement, the date the Letter of Intent is terminated by the parties or the receipt of proceeds with respect to government grants and scientific research and experimental development tax credits, such proceeds to be applied against the promissory notes.  Accrued interest to January 31, 2004 is $9,853.

The Company also paid a total of $67,330 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above.

In connection with the aforementioned acquisition, the Company agreed to an agency agreement for an offering of up to $2,000,000.  The agent will be entitled to a commission of 4 to 10% of the offering and an agents warrant equal to an amount up to 15% of the total offering exercisable for two years.  The price per share and per warrant of the offering will be determined in accordance with the policies of the regulatory authorities and will be subject to regulatory approval.

By a share purchase agreement dated July 31, 2003, Cyberhand agreed to acquire 32% of the common shares of a private company, Pocketop Computer Corporation (“Pocketop”), in consideration for 500,000 common shares of Cyberhand which will be exchanged for 500,000 common shares of the Company on closing of the Cyberhand acquisition, as referred to above.  Pocketop, a Canadian company, is developing innovations in the portable personal digital assistant (“PDA”) market.  Cyberhand will have the option to purchase an additional 32% of the common shares of Pocketop for $833,333 for a term expiring May 25, 2005 to be paid either in cash or by the issuance of 833,333 common shares of the Company.  Cyberhand has agreed to assume notes payable of $380,000 in exchange for a note receivable from Pocketop secured by a general security assignment over all of the assets of Pocketop including intellectual property.  The proposed acquisition is subject to regulatory approval.

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008.  This option is subject to regulatory approval.

Discussion of Operations and Financial Condition

Operations during the nine months ended January 31, 2004 were primarily related to the completion of the Company’s Qualifying Transaction and due diligence in respect to the Letter of Intent and formal agreement noted above.  There were no investor relations arrangements entered into during the period.  There were no transactions with related parties other than office rent charges ($6,750), equipment rent charges ($4,500), office supplies charges ($2,250) and accounting fees ($13,009).  There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the year.

At January 31, 2004, the Company had total working capital of $168,396.  It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

Amounts receivable at January 31, 2004 includes $204 due to the Company in respect to accrued interest receivable on term deposits and GST receivable of $7,084.  Notes receivable, as described in Note 4 to the financial statements, are due from Cyberhand.  It is expected that the Qualifying Transaction will close and this amount will be offset on consolidation.

The Company also proposed to complete a financing in conjunction with the Qualifying Transaction, as discussed in the Nature of Business section to this management discussion

Effective on June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission.  The Company is currently considering alternatives with respect to having its common shares trade on an Exchange in the United States.

Financings, Principal Purposes and Milestones

Effectively August 1, 2001, the Company completed its initial public offering (“IPO”), having received approval from the British Columbia Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of approximately $189,717.  All costs incurred after the receipt of the prospectus have been consistent with the intended use of the net proceeds from the prospectus and initial seed offering as indicated in the prospectus, except for additional accounting, audit and legal fees and consulting fees relating to the preparation and filing of the Form 20-F.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

There have been no other financings since the IPO and the exercise of the agents options.

The Company intends to complete a financing of up to $2,000,000 at approximately $0.40 per share upon approval of its Qualifying Transaction.

Liquidity and Solvency

At January 31, 2004 the Company had total working capital of $168,396. It is expected that these funds are sufficient to complete its business as discussed in Nature of Business above.

BROCKTON CAPITAL CORP.

NEWS RELEASE

Brockton Requests to Voluntary Delist from the TSX Venture Exchange

Vancouver, British Columbia

June 11, 2004

BROCKTON CAPITAL CORP. (the "Company") (TSX: BKC.P) announces that it has requested to voluntarily delist from the TSX Venture Exchange (the “Exchange”). The reasons for this request are as follows:

* Although the Company had received conditional approval from the Exchange to complete its Qualifying Transaction to acquire Cyberhand Technologies Inc. (“Cyberhand”) the Company does not feel that it will be able to satisfy all of the conditions in the near future. Consequently the Company is at risk of defaulting on its agreement with Cyberhand and must seek alternatives to maintaining its listing on the Exchange.

* Cyberhand has some immediate business opportunities to advance its operations. To capture these opportunities, Cyberhand requires a small capital injection. The Company is arranging a financing of up to $300,000 which will be sufficient to enable Cyberhand to satisfy the immediate opportunities. Under the Exchange’s CPC Policies, these funds could not be advanced to Cyberhand until the Qualifying Transaction has been completed. Consequently the Company must seek alternatives to maintaining its listing on the Exchange.

Immediately after delisting, it is the Company’s intention to complete the financing of up to $300,000, close the agreement (an amended agreement) completing the acquisition of Cyberhand and apply to obtain a Over-The-Counter Bulletin Board Listing. As a result of this course of action, the Company will not be proceeding with the agency arrangement and proposed $2.0 million financing. It is anticipated that the listing process will be rapid, as the Company is already a reporting entity in the United States.

Cyberhand has established a worldwide distribution network and is currently receiving orders for its Pocketop Wireless Keyboard. The Company expects that the acquisition of Cyberhand will allow the combined companies to capture these business opportunities and generate significant revenue. It is the Company’s intention to do a further capital raise in the fall based on the combination of strong operations and the anticipated Over-The-Counter Bulletin Board Listing.

On behalf of the Board of Directors

/s/ Kevin Hanson

Kevin Hanson President

For further information, please contact:

Kevin R. Hanson, President and Director of Brockton at 604.689.0188 or

Brad Kitchen, Cyberhand at 604.737.1015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 000-49760

(Registrant)

Date: June 17, 2004      By /s/ Kevin R. Hanson______________________________

                                               Kevin R. Hanson, President/CEO/Director